NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on February 21, 2014, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on February 10, 2014 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger between Nuveen Pennsylvania Premium Income Municipal Fund 2 and Nuveen Pennsylvania Investment Quality Municipal Fund became effective before the opening on February 10, 2014. Each Common Shares of Beneficial Interest of Nuveen Pennsylvania Premium Income Municipal Fund 2 was exchanged for an equivalent dollar amount of a full Share of Beneficial Interest of Nuveen Pennsylvania Investment Quality Municipal Fund. The number of shares will depend on the relative net asset values of the shares of both funds on the effective date of the merger. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on February 10, 2014.